August 11, 2015
Securities and Exchange Commission
Washington D.C.  20549



Dear Craig Arakawa and Tia L. Jenkins,

As requested I am replying to the comments contained in the SEC letter dated July 30, 2015.

Form 10-K for Year Ended December 31, 2014

Item 13 Unaudited Financial Statements.
1. Our unaudited interim financial statements furnished reflect all adjustments which are necessary to a fair statement of the results. We did not include a statement to that effect. We shall make that amendment under the SEC direction.

Our company incorporated in California in October 1911. It has survived the vagaries of the gold mining industry, including a fixed price for our product from 1934 to 1975. It was a member of the now defunct Pacific Stock Exchange as well as earlier exchanges well in the past. WE have about 1600 shareholders; some have inherited their shares from the beginning of time. We are not stock promoters but believe it is our best interest and that of all shareholders and citizens of the United States to file financial statements to the Security and Exchange Commission. We plan to fully comply with all requirements for public trading as soon as our business once again becomes profitable and debt free.

All sections of Rule 3-11 are met except the $100,000 amounts for gross receipts and expenditures.

General

2. We will amend our filing to the standard to adhere to the most recent form requirement

3. We will amend our Form 10-K to include the Interactive Data File.

4. Thank you for noticing that we did not provide required management's conclusions. We will familiarize ourselves to completer this requirement in an amendment.


5. Thanks again for alerting us to this deficiency. It will be corrected now and in the future.

6. We suffered extraordinary problems last year and some things fell through the cracks. Our record for over twenty years was pretty good. The quarter statements are near completed and will be filed shortly.

I acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing;and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take great pride to be a reporting company with the Securities and Exchange Commission. As President, I take full responsibility for the Company's adequacy and accuracy in our filings. We are honored that staff has taken the time and effort to review what may appear to the financial world as a small and unimportant old corporation. We believe that we are a leader in the underground gold mines in North America and have a long history of reporting fairly and accurately. I will not assert any staff comments as a defense in any instance.

Please write again if we have made additional mistakes.



Sincerely yours,



Michael M. Miller, President